SCHEDULE 13D

CUSIP No. 479167 10 8	Page 1 of 14 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Johnson Outdoors Inc.

(Name of Issuer)

Class A Common Stock, par value $.05 per share

(Title of Class of Securities)

479167 10 8

(CUSIP Number)

Linda L. Mallon

555 Main Street

Suite 500

Racine, Wisconsin 53403

(262) 260-4046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box (

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Helen P. Johnson-Leipold S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) [x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,262,177 shares (1)(2)
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,089,979 shares (2)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,262,177 shares (1)(2)
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,089,979 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,352,106 shares (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% shares (1)(2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes options and rights to acquire 175,000 shares of Class A Common Stock are exercisable within 60 days and the 4,129 shares of Class A Common Stock held in the Reporting Person’s 401(k) plan as of June 1, 2005.

(2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.

(3) Based on 7,696,081 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of June 3, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 28, 2005 and 175,000 options and rights held by the Reporting Person to purchase shares of Class A Common Stock that are exerciseable within 60 days.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Imogene P. Johnson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) [x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 143,633 shares (1)
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 0 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 143,633 shares (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,633 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.

(2) Based on 7,696,081 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of June 3, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-6217605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) [x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 0 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO*

* The Reporting Person is a trust.

(1) Based on 7,696,081 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of June 3, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON JWA Consolidated, Inc S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-156071
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) [x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF	7	SOLE VOTING POWER 114,464 shares
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 0 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 114,464 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,464 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 7,696,081 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of June 3, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Johnson Bank S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-1141446
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) [x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF	7	SOLE VOTING POWER 344,905 shares (1)
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,118,145 shares (1)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 344,905 shares (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,118,145 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,463,050 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) BK

(1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.

(2) Based on 7,696,081 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of June 3, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON H. Fisk Johnson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) [x ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF	7	SOLE VOTING POWER 387,596 shares
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 556,861 shares (1)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 387,596 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 556,861 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 944,457 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.

(2) Based on 7,696,081 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of June 3, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S. Curtis Johnson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF	7	SOLE VOTING POWER 29,009 shares
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 299,353 shares
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 29,009 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 299,353 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,362 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 7,696,081 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of June 3, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON Winifred J. Marquart S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 450,028 shares (1)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 450,028 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,028 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.

(2) Based on 7,696,081 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of June 3, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 28, 2005.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 10 of 14 Pages

THIS AMENDMENT NO.10 TO SCHEDULE 13D is filed jointly by Helen P. Johnson-Leipold (“Ms. Johnson-Leipold”), Imogene P. Johnson (“Mrs. Johnson”), Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 (the “1988 Trust”), H. Fisk Johnson (“Mr. Fisk Johnson”), S. Curtis Johnson (“Mr. Curtis Johnson”), Winifred J. Marquart (“Ms. Marquart”), JWA Consolidated, Inc. (“JWA”) and Johnson Bank (the “Bank”). In this Amendment No. 10 to Schedule 13D, Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, Mr. Fisk Johnson, Mr. Curtis Johnson, Ms. Marquart, JWA and the Bank are sometimes individually referred to as a “Reporting Person” and collectively referred to herein as the “Reporting Persons”. The Reporting Persons have previously made single, joint filings because they may have been deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), and thus eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. This filing is being made to terminate the Reporting Persons' joint reporting status. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person or any other person. This filing shall serve to amend and supplement the Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 28, 2005.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is amended and supplemented by the following:

On September 2, 2005, Mrs. Johnson transferred 16,144 shares of Class A Common Stock to the 1988 Trust by gift.

As more fully set forth below in Item 4, on September 2, 2005, entities beneficially owned jointly by certain of the Reporting Persons, purchased an aggregate of 413,967 shares of Class A Common Stock for cash, and thereafter such entity distributed the shares to entities beneficially owned jointly by certain of the Reporting Persons in a liquidating distribution.

As more fully set forth below in Item 4, on September 2, 2005, an entity beneficially owned by the Bank, exchanged 72,000 shares of Class A Common Stock for interests in an entity beneficially owned jointly by the Bank and Ms. Johnson-Leipold.

As more fully set forth below in Item 4, on September 2, 2005, an entity beneficially owned by the Bank, exchanged 24,000 shares of Class A Common Stock for interests in an entity beneficially owned jointly by the Bank and Ms. Marquart.

Item 4.	Purpose of Transaction.

Item 4 to the Schedule 13D is amended and supplemented by the following:

On September 2, 2005, Mrs. Johnson transferred 16,144 shares of Class A Common Stock to the 1988 Trust by gift.

On September 2, 2005, an entity beneficially owned jointly by certain of the Reporting Persons, purchased 252,718 shares of Class A Common Stock from the Trust and 155,249 shares from charitable organizations pursuant to those certain Sale Agreements attached hereto as Exhibit 99.50, and thereafter, such entity distributed the shares to certain entities beneficially owned by certain of the Reporting Persons in a liquidating distribution as follows: 225,401 shares to entities beneficially owned by the Bank, 86,693 shares to entities beneficially owned jointly by the Bank and Mr. Fisk Johnson, 80,574 shares to entities beneficially owned jointly by the Bank and Ms. Marquart, and 15,299 shares to entities beneficially owned jointly by the Bank and Ms. Johnson-Leipold. The purchase price for the shares of Class A Common Stock was paid in cash.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 11 of 14 Pages

On September 2, 2005, an entity beneficially owned by the Bank, purchased 6,000 shares of Class A Common Stock from a charitable organization pursuant to that certain Sale Agreement attached hereto as Exhibit 99.51. The purchase price for the shares of Class A Common Stock was paid in cash.

On September 2, 2005, an entity beneficially owned by the Bank, exchanged 72,000 shares of Class A Common Stock for interests in an entity beneficially owned jointly by the Bank and Ms. Johnson-Leipold by delivery of the Contribution Agreement attached hereto as Exhibit 99.52.

On September 2, 2005, an entity beneficially owned by the Bank, exchanged 24,000 shares of Class A Common Stock for interests in an entity beneficially owned jointly by the Bank and Ms. Marquart by delivery of the Contribution Agreement attached hereto as Exhibit 99.53.

This filing is being made to terminate the Reporting Persons' joint reporting status. No Reporting Person has any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization of dividend policy of the Company;

(f) Any other material change in the Company’s business or coporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 12 of 14 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

(a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below:

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares
Ms. Johnson-Leipold	1,262,127 shares (1)(2)	1,089,979 shares (1)	2,352,106 shares (1)(2)(6)(7)(8)(9)(10)	25.9% (1)(2)(3)(6)(7)(8)(9)(10)
Mrs. Johnson	143,633 shares (1)	0 shares	143,633 shares (1)(5)(7)(8)(9)(10)	1.6% (1)(4)(5)(7)(8)(9)(10)
The 1988 Trust	0 shares	0 shares	0 shares (5)(6)(7)(8)(9)(10)	0% (4)(5)(6)(7)(8)(9)(10)
JWA	114,464 shares	0 shares	114,464 shares (5)(6)(8)(9)(10)	1.3% (4)(5)(6)(8)(9)(10)
The Bank	344,905 (1)	2,118,145 shares (1)	2,463,050 shares (1)(5)(6)(7)(9)(10)	27.6% (1)(4)(5)(6)(7)(9)(10)
Mr. Fisk Johnson	387,596 shares	556,861 shares (1)	944,457 shares (1)(5)(6)(7)(8)(10)	10.6% (1)(4)(5)(6)(7)(8)(10)
Mr. Curtis Johnson	29,009 shares	299,353 shares	328,362 shares (5)(6)(7)(8)(9)	3.7% (4)(5)(6)(7)(8)(9)
Ms. Marquart	0 shares	450,028 shares (1)	450,028 shares (1)(5)(6)(7)(8)(9)(10)	5.0% (1)(4)(5)(6)(7)(8)(9)(10)

(1)            Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.

(2)            Includes options and rights to acquire 175,000 shares of Class A Common Stock, which options and rights are exercisable within 60 days.

(3)            Based on 7,696,081 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of June 3, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 28, 2005 and options and rights held by Ms. Johnson-Leipold to purchase 175,000 shares of Class A Common Stock, which options and rights are exercisable within 60 days.

(4)            Based on 7,696,081 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as June 3, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 28, 2005, filed with the Securities and Exchange Commission on June 28, 2005.

(5)            Excludes 1,262,127 shares beneficially owned solely by Ms. Johnson-Leipold as to which Mrs. Johnson, the 1988 Trust JWA, the Bank, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.

(6)            Excludes 143,633 shares beneficially owned solely by Mrs. Johnson as to which Ms. Johnson-Leipold, the 1988 Trust, JWA, the Bank, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.

(7) Excludes 114,464 shares beneficially owned solely by JWA to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, the Bank, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.

(8) Excludes 344,905 shares beneficially owned solely by the Bank to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.

(9) Excludes 387,596 shares beneficially owned solely by Mr. Fisk Johnson as to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, the Bank, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 13 of 14 Pages

(10) Excludes 29,009 shares beneficially owned solely by Mr. Curtis Johnson as to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, the Bank, Mr. Fisk Johnson and Ms. Marquart disclaim any beneficial ownership.

During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(c)-(e). Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Schedule 13D, as Amended by this Amendment No. 10, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended as follows:

Exhibit No.	Title

Exhibit 99.50	Sale Agreements dated September 2, 2005
Exhibit 99.51	Sale Agreement dated September 2, 2005
Exhibit 99.52	Contribution Agreement dated September 2, 2005
Exhibit 99.53	Contribution Agreement dated September 2, 2005

SCHEDULE 13D

CUSIP No. 479167 10 8	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2005	/s/ Helen P. Johnson-Leipold

Name: Helen P. Johnson-Leipold

Dated: September 6, 2005	/s/ Imogene P. Johnson

Name: Imogene P. Johnson

Dated: September 6, 2005	/s/ H. Fisk Johnson

Name: H. Fisk Johnson

Dated: September 6, 2005	/s/ S. Curtis Johnson

Name: S. Curtis Johnson

Dated: September 6, 2005	/s/ Winifred J. Marquart

Name: Winifred J. Marquart

Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988

Dated: September 6, 2005	By: /s/ Imogene P. Johnson

Name: Imogene P. Johnson

Title: Co-Trustee

By: Johnson Bank, Co-Trustee

By: /s/ Brian Lucareli

Name: Brian Lucareli

Title: Senior Vice President

JWA Consolidated, Inc.

Dated: September 6, 2005	By: /s/ Imogene P. Johnson

Name: Imogene P. Johnson

Title: President

Johnson Bank

Dated: September 6, 2005	By: /s/ Brian Lucareli

Name: Brian Lucareli

Title: Senior Vice President